EXHIBIT 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Years Ended September 30
(Dollars in Thousands)

	2001	2000	1999	1998	1997

FIXED CHARGES AND PRE-TAXED
PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,323	$1,331	$1,331	$1,331
Effective Income Tax Rate	0.4050	0.3605	0.3768	0.3671	0.3713
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5950	0.6395	0.6232	0.6329	0.6287
Pre-Tax Preferred Stock Dividends	$2,218	$2,069	$2,136	$2,103	$2,117

FIXED CHARGES:
Interest Expense	$49,838	$43,535	$37,437	$37,473	$33,599
Amortization of Debt Premium, Discount and Expense	260	346	566	370	299
Interest Component of Rentals	12	12	12	12	17

Total Fixed Charges	50,110	43,893	38,015	37,855	33,915
Pre-Tax Preferred Stock Dividends	2,218	2,069	2,136	2,103	2,117

Total Fixed Charges and Preferred Stock Dividends	$52,328	$45,962	$40,151	$39,958	$36,032

EARNINGS:
Net Income before Dividends on Preferred Stock	$83,765	$84,574	$68,768	$68,629	$82,019
Add:
Income Taxes Applicable to Utility Operating Income	59,009	47,821	38,689	38,022	47,864
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(1,993)	(153)	2,887	1,784	577
Total Fixed Charges	50,110	43,893	38,015	37,855	33,915

Total Earnings	$190,891	$176,135	$148,359	$146,290	$164,375

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.6	3.8	3.7	3.7	4.6